UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number C025328-02
(Check one):       ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☑ Form 10-Q       ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MedAire, Inc.

Full Name of Registrant

Former Name if Applicable

80 E. Rio Salado Parkway, Suite 610

Address of Principal Executive Office (Street and Number)

Tempe, AZ 85281

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
 MedAire, Inc. respectfully represents that due to (1) the recent departure of its Chief Financial Officer, as reported on the Company’s Current Report on Form 8-K on July 10, 2006, and Controller, who were both integral to the preparation of its periodic reports, and (2) complex accounting issues required to be resolved in connection with the sale of its Global Doctor medical clinic network, the Company is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2006, without unreasonable effort or expense prior to the August 14, 2006 due date. As reported on the Company’s Current Report on Form 8-K on July 18, 2006, effective July 24, 2006, the Company hired Roger D. Sandeen to fill the vacant Chief Financial Officer position. The Company has also recently appointed an interim Controller. Together with Mr. Sandeen and the Company’s interim Controller, management is working diligently to complete the Form 10-Q for the fiscal quarter ending June 30, 2006.
The Company represents that its Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date of August 14, 2006.
(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Roger D. Sandeen	(480)	333-3700

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes     ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report that its net losses for the three and six months ended June 30, 2006 will be greater as compared to its net losses for the three and six months ended June 30, 2005. The Company cannot quantitatively estimate its net losses for the current periods until the Company completes its analysis and accounting for the sale of its Global Doctor medical clinic network.
MedAire, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2006	By	/s/ Roger D. Sandeen

Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).